Exhibit 10.32

November 18, 2004

Mr. Gideon Argov

99 Lincoln Street

Newton Highlands, MA 02461

Dear Gideon;

On behalf of the Board of Directors of Mykrolis Corporation (the “Board”), it is my pleasure to extend this revised offer to you to join Mykrolis Corporation as its Chief Executive Officer, in accordance with our discussion of this morning. We are very enthusiastic about your joining Mykrolis and I trust that you will find the following offer to be acceptable.

Position:	Chief Executive Officer, reporting directly to the Board. Effective with your commencement of employment, you will also be elected to the Board as a Class III Director. Thereafter, you will be nominated for election to the Board as a member of management’s slate at each annual meeting of stockholders at which Class III Directors come up for election. As a management director you will not be entitled to any compensation for your service as a director of Mykrolis.

As Chief Executive Officer you shall have those powers and duties of the Chief Executive Officer enumerated in the By-Laws of Mykrolis Corporation as well as the powers and duties customary to chief executive officers of publicly held corporations.

Compensation:

Base Salary:	Four Hundred and Fifty Thousand Dollars ($450,000) per year, paid biweekly.

Incentive Compensation:	Commencing with calendar year 2006, you will participate in the Mykrolis Incentive Plan (MIP) at an award level of 70% of base salary at target performance achievement. Awards under the MIP are currently scaled to Mykrolis’s performance against budget with threshold performance qualifying for 0.5 times target and maximum performance qualifying for 3.0 times target so that, as an illustration of your case using the current award formula, the possible awards would range from $0 for below threshold performance to $945,000 for maximum performance. The Management Development & Compensation Committee of the Board reviews the MIP award formula annually so that your MIP participation in 2006 will be under the award formula adopted by that Committee for 2006, provided, that your award level shall not be less than 70% of base salary for that year at target performance.

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Equity Compensation:	In lieu of a MIP award for 2005, a restricted stock award of 50,000 shares of Mykrolis Common Stock or equivalent will be made effective with your commencement of employment. The restrictions will lapse as to 12,500 shares on each anniversary of your date of employment.

A grant of a stock option covering 450,000 Mykrolis shares will be made effective with your commencement of employment. This option will vest 25% on the first anniversary of the date of grant and quarterly thereafter in twelve equal installments and will carry a seven-year life in accordance with terms of the Mykrolis standard option grant agreement. You understand and agree that you will not be eligible for further equity compensation until the annual management equity compensation award in December of 2006.

Benefits:	All Benefit Coverage provided the most senior executives of Mykrolis effective immediately upon your commencement of employment. These benefits will include, but not be limited to, participation in the Mykrolis Supplemental Executive Retirement Plan and in the short and long term disability plans, which currently generally afford STD benefit coverage of 70% of base salary for six months and LTD benefit coverage of 60% of such base salary until return to work or, if the disability is permanent, life. Attached is the Mykrolis Benefit Highlighter outlining all the benefit programs offered by Mykrolis. If you wish more detailed information, please contact Mykrolis’s General Counsel, Peter Walcott at (978) 436-6680.

Employee-at-Will:	As is the case with your predecessor and all Mykrolis employees, you will be an employee-at-will. However, Mykrolis will enter into its standard forms of Indemnification Agreement and Executive Termination Agreement (change of control agreement) with you. Further, in the unlikely event that you are terminated for any reason other than Cause or that you resign for Good Reason as such terms are defined in and subject to the terms and conditions of the Separation Agreement attached hereto as Annex A, you shall be entitled to the severance benefits specified therein.

Starting Date:	We would welcome your starting in this position full time on November 22, 2004, on which date we would expect to make a public announcement of your appointment. Of course, should you wish to meet with Mykrolis management on a confidential basis prior to that date, they will be available to you as their schedules permit. Please co-ordinate this through Peter Walcott.

Legal Fees:	Mykrolis agrees to pay one-half of the first $6,000.00 of your reasonable attorneys’ fees in connection with negotiating

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and revising this offer letter including the attached separation agreement and reviewing the Executive Termination Agreement and the Indemnification Agreement.

Board Action:	Of course, your election to the above positions and the grant/award of the equity compensation described above are subject to formal action by the Board of Directors on or before November 22, 2004. However, all members of the Board are fully informed as to the terms of this offer so I anticipate no difficulty in obtaining approval.

Regulatory Matters:	As the Chief Executive Officer of Mykrolis you will, of course, be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934. We would expect to issue a press release announcing your appointment and to file a Form 8-K Report with the S.E.C. describing the terms of this offer promptly after your election. In addition, since a portion of the equity compensation specified above will be issued under the Mykrolis 2003 Employment Inducement and Acquisition Stock Option Plan, the details of your equity compensation will be described in the press release announcing your appointment and will be noticed to the New York Stock Exchange in accordance with Exchange rules. Further, as the Chief Executive Officer of Mykrolis at the time that it files its Form 10-K Annual Report for fiscal year 2004 with the S.E.C., you will be expected to sign that report as well as the certificates required of the Chief Executive Officer by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Please evidence your acceptance of this offer by forwarding a countersigned copy of this letter to me c/o Peter W. Walcott at Mykrolis’s headquarters. We are hoping for a response by November 19, 2004.

Again, I express my sincere congratulations and enthusiasm. I believe you will lead Mykrolis to the next level and I look forward to working with you in that endeavor.

Sincerely;

/s/ C. William Zadel
C. William Zadel
Chairman of the Board and Chief Executive Officer

I accept the terms and conditions of this offer.

/s/ Gideon Argov	Date: 11/18/2004
Gideon Argov

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Annex A

Separation Agreement, dated as of November 21, 2004, by and between Mykrolis Corporation, a Delaware corporation (the “Company”), and Gideon Argov (“Executive”).

RECITALS

1. The Company has offered Executive employment as its Chief Executive Officer pursuant to an offer letter, dated November 18, 2004 (the “Offer Letter”).

2. To induce Executive to enter into its employment, the Company is willing to provide Executive with certain severance payments in the event that his employment terminates under the circumstances described herein.

NOW, THEREFORE, in consideration of their mutual promises, the Company and Executive agree as follows:

1. DEFINITIONS.

1.1. “Cause” means: (i) Executive’s conviction of a felony involving a personal act of willful and intentional misconduct or the entry by Executive of a plea of nolo contendere in connection with such an alleged felony; (ii) the repeated and continual failure of Executive to fulfill the basic duties of his position with the Company; (iii) Executive’s gross negligence, dishonesty, willful malfeasance or gross misconduct in connection with his employment with the Company which has had (or is expected to have) a material adverse effect on the business or reputation of the Company or its subsidiaries; or (iv) willful failure by Executive to follow any lawful directives established for Executive by the Board of Directors. Notwithstanding the foregoing, the deficiencies referred to in clauses (ii), (iii), and (iv) shall constitute Cause only if such deficiency remains uncured or continues or recurs after ten (10) days notice from the Company specifying in reasonable detail the nature of such deficiency, if such deficiency is capable of cure.

1.2. “Good Reason” means: (i) failure of the Company to continue the Executive in the position of Chief Executive Officer or failure of the Board of Directors of the Company to include Executive in the slate of nominees for election as directors after the expiration of Executive’s normal term; (ii) material diminution in the nature or scope of the Executive’s responsibilities, duties or authority; provided, however, that the Company’s failure to continue the Executive’s appointment or election as a director or officer of any person directly or indirectly controlling, controlled by or under common control with the Company (“Affiliate”), a change in reporting relationships resulting from the direct or indirect control of the Company (or a successor corporation) by another corporation and any diminution of the business of the Company or any of its Affiliates or any sale or transfer of equity, property or other assets of the Company or any of its Affiliates shall not constitute “Good Reason”; (iii) material failure of the Company to provide the Executive with the base salary and benefits in accordance with the terms of the Offer Letter, excluding an inadvertent failure which is cured within ten business days following notice from the Executive specifying in detail the nature of such failure; or (iv) material breach by the Company of its obligations under the Offer Letter or of the Indemnification Agreement or Executive Termination Agreement referred to therein. Notwithstanding the foregoing, the deficiencies referred to in clauses (i) and (iv) shall constitute

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Good Reason only if such deficiency remains uncured or continues or recurs after ten (10) days notice from the Executive specifying in reasonable detail the nature of such deficiency, if such deficiency is capable of cure.

2. Termination of Employment by the Company. If the Company terminates Executive’s employment for any reason other than Cause (and other than as a result of death or disability) or if Executive resigns from the Company for Good Reason, the Company will pay Executive a severance benefit in an amount equal to Executive’s annual base salary as in effect immediately prior to such termination or resignation. Such severance benefit shall be paid in the form of salary continuation for a period of one (1) year. In addition, the Company will continue healthcare benefits for Executive and his immediate family for one year following the date of termination or resignation hereunder.

3. Release. Payment of any benefits under this Separation Agreement shall be subject to and expressly conditioned upon Executive executing a release in favor of the Company in form and substance satisfactory to the Company.

4. Confidentiality. During the period that he is receiving severance benefits hereunder and for a period of two years thereafter, Executive shall hold all confidential information of the Company in his possession in strict confidence and shall not disclose it to any third party. This non-disclosure obligation shall not apply to information which is in the public domain, subsequently comes into the public domain through no fault of the Executive, Executive is required to disclose by law and has given the Company reasonable prior notice thereof, or was known to Executive prior to his employment with the Company.

5. Public Comment. In the event of Executive’s termination of employment, Executive and the Company each hereby agree not to make any disparaging public statements, including statements by means of any electronic communication, regarding the other party. The parties shall use their reasonable best efforts to agree on the terms of any public statements to be made regarding the circumstances surrounding Executive’s termination.

6. Withholding. All payments to be made or benefits to be provided to Executive in accordance with this Separation Agreement shall be made net of all applicable income and employment taxes required to be withheld from such payments.

7. Miscellaneous. This Agreement may be amended only by a written instrument signed by the Company and Executive. Except with respect to any other agreement between the Company and Executive that is specifically referenced herein and intended to continue beyond the execution of this Agreement, this Agreement shall constitute the entire agreement between the Company and Executive with respect to the subject matter hereof. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, other than the provisions thereof relating to conflict of laws. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators (in the case of Executive) and assigns. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Separation Agreement effective as of the day first written above.

MYKROLIS CORPORATION

By:	/s/ C. William Zadel	/s/ Gideon Argov
Name, Title:	C. William Zadel, Chairman	Gideon Argov

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